June 11, 2018

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Dorrie Yale

Re:                             Replimune Group, Inc.

Draft Registration Statement on Form S-1

Submitted May 3, 2018

CIK No. 0001737953

Dear Ms. Yale:

On behalf of our client, Replimune Group, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 1, 2018, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 3, 2018 (the “Registration Statement”).

On behalf of the Company, we are concurrently confidentially submitting via EDGAR an amended Draft Registration Statement on Form S-1 (the “Amendment”).  We are providing to the Staff, by overnight delivery, a courtesy package containing copies of this letter and the Amendment, including versions that are marked to show changes to the Registration Statement.  In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures, and to provide updated financial information for the fiscal year ended March 31, 2018.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter.  Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment.  The page numbers in the italicized captions refer to pages in the Registration Statement, while the page numbers in the Company’s responses refer to page numbers in the Amendment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment.

U.S. Securities and Exchange Commission

June 11, 2018

Prospectus Summary, page 1

1.                                      Please expand your disclosure to discuss any serious adverse events observed in your ongoing trial.

Response: The Company confirms that no serious adverse events have been reported in the ongoing Phase 1/2 clinical trial that have been determined to be related to RP1. In response to the Staff’s comment, the Company has added the following disclosure to pages 2 and 99 of the Amendment:

“No serious adverse events have been reported to date that have been determined to be related to RP1.”

2.                                      We note your disclosure on page 3 and in the Business section that you plan to initiate multiple Phase 2 clinical trials of RP1 and a Phase 1 trial of RP2 in the first half of 2019. Please clarify whether you have active INDs for these trials. Additionally, you indicate that you plan to enter a Phase 1 clinical trial of RP3 in 2020. Please revise your disclosure to describe the current status of your RP3 development.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not expect to initiate “multiple” Phase 2 clinical trials of RP1.  The Company expects to initiate the Phase 2 portion of the ongoing Phase 1/2 clinical trial in four solid tumor type specific cohorts, and also a separate randomized controlled Phase 2 clinical trial in cutaneous squamous cell carcinoma in the first half of 2019.

With respect to active INDs, while the Company’s Phase 1/2 clinical trial of RP1 is on clinical hold in the United States pending addition of final rodent toxicology data to the IND filing, the clinical trial is ongoing in the United Kingdom under a clinical trial authorization, approval of which was granted by the Medicines and Healthcare products Regulatory Agency in July 2017.  The Company has revised the disclosure on pages 1, 2, 4, 12, 81, 88, 99, 110 and 112 of the Amendment to clarify that the Phase 1/2 clinical trial of RP1 is ongoing in the United Kingdom.

In response to the Staff’s comment with respect to RP2 and RP3, the Company respectfully advises the Staff that the Amendment provides the regulatory status of RP2 and RP3 on pages 113 and 114 of the Amendment, respectively.  Additionally, in response to the Staff’s comments, the Company has added a disclosure to the first full paragraph of page 3, the last paragraph of page 12, the second full paragraph of page 100 and the last paragraph of page 113 of the Amendment that the Company intends to file INDs and foreign equivalents for RP2 and RP3.

U.S. Securities and Exchange Commission

June 11, 2018

Our Strategy, Page 4

3.                                      Given that it takes years to obtain regulatory approval for a product candidate, please explain your strategy of “rapidly advancing the development of and obtaining approval for your lead candidate.

Response: The Company believes that the benefits of the Company’s Immulytic platform, as described on page 4 and 101 of the Amendment, together with the potential registration-directed clinical trial for RP1, support the Company’s contention that it will be able to “rapidly advance the development of” its lead candidate. The Company acknowledges, however, that obtaining regulatory approval for a product candidate is a lengthy process over which the Company has little control. Accordingly, in response to the Staff’s comment, the Company has revised the title of the second paragraph of page 4 and the third paragraph of page 101 to read as follows:

“Rapidly advance the development of, and seek regulatory approval for, our lead product candidate, RP1.”

Risks affecting our business, page 4

4.                                      Please add a bullet to disclose that your Phase 1/2 clinical trial of RP1 is on clinical hold with the FDA and may not commence at U.S. sites until you submit the results of a preclinical toxicology and biodistribution study with a longer follow-up period and the FDA provides you with clearance to proceed with the trial. Additionally, revise the description of this trial throughout your registration statement to clarify that the trial is currently on clinical hold, rather than stating that it is ongoing.

Response:  In response to the Staff’s comment, the Company has added the following bullet to page 5:

“Following submission of our IND for RP1 in February 2018, the FDA informed us that our Phase 1/2 clinical trial of RP1 may not commence at sites in the United States until we submit the results of an additional preclinical toxicology and biodistribution study that the FDA requested at a pre-IND meeting held in October 2017, and the FDA clears us to proceed with the clinical trial. Until such time, the clinical trial is on clinical hold. If we are not able to obtain, or if we experience delays in obtaining, required regulatory approvals from the FDA, we may not be able to commercialize our product candidates in the United States as expected, and our ability to generate revenue may be materially impaired.”

In addition, in response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s Phase 1/2 clinical trial of RP1 is ongoing at sites in the United Kingdom pursuant to approval of the Company’s clinical trial authorization application by the Medicines and Healthcare products Regulatory Agency in July

U.S. Securities and Exchange Commission

June 11, 2018

2017.  The Company has made revisions to the Amendment pages 1, 2, 4, 12, 81, 88, 99, 110 and 112 to clarify that the Phase 1/2 clinical trial of RP1 is ongoing in the United Kingdom.

Implications of being an Emerging Growth Company, page 6

5.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  In response to the Staff’s comment, the Company is supplementally providing to the Staff the materials that were or will be presented to potential investors in reliance on Section 5(d) of the Securities Act.  The Company advises the Staff that potential investors have not been permitted to retain copies of such materials.  The Company further advises the Staff that, based upon information received by the Company from the underwriters identified in the Registration Statement, as of the date hereof, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering.  The Company intends to supplementally provide the Staff copies of any such materials as promptly as practicable in the event that any additional materials are presented to potential investors pursuant to Section 5(d) of the Securities Act or any materials are distributed by any broker or dealer participating in the offering.

Market Data, page 69

6.                                      Your statement in the last paragraph that you have not independently verified third party market and industry data and forecasts may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete the statement or specifically state that you are liable for such information.

Response:  In response to the Staff’s comment, the Company has removed the referenced statement from page 69 of the Amendment.

Use of Proceeds, page 70

7.                                      You currently state that you expect the current proceeds, together with your cash and cash equivalents, to fund the development of RP1 through completion of the ongoing Phase 1/2 clinical trial. Additionally, you expect the proceeds to fund a clinical trial with RP1 in CSCC; ongoing development of RP2 and RP3 and capital expenditures associated with establishing, equipping and operating your planned manufacturing facility. Please clarify whether you expect the proceeds to be sufficient to complete these additional items. If you do not, please clarify the stages in development process you expect to complete with the proceeds and currently available cash.

U.S. Securities and Exchange Commission

June 11, 2018

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 70 and 86 of the Amendment as follows:

“We currently expect to use the net proceeds from this offering, together with our cash and cash equivalents and short-term investments, as follows:

•                  approximately $          million to fund the development of RP1 through the completion of the ongoing Phase 1/2 clinical trial in four solid tumor types;

•                  approximately $           million to fund full recruitment of our planned Phase 2 clinical trial with RP1 in CSCC;

•                  approximately $           million to fund the completion of the preclinical development and the initial clinical trials of RP2 in approximately 100 patients;

•                  approximately $           million to fund the completion of preclinical development and a Phase 1 clinical trial of RP3;

•                  approximately $           million to fund capital expenditures associated with establishing and equipping our planned manufacturing facility near Boston, Massachusetts; and

•                  the remainder for general corporate purposes, including working capital requirements and operating expenses.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgements and Estimates Stock-Based Compensation, page 93

8.                                      Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:  The Company acknowledges the Staff’s comment. The Company will provide the requested information once the underwriters provide the Company with an estimated offering price.

U.S. Securities and Exchange Commission

June 11, 2018

Business, page 99

9.                                      We note your disclosures reference “response rates” and “complete responses.” Please revise your disclosure to explain what constitutes a “complete response” and how you determine the “response rate.” Additionally, delete the reference to “primary efficacy” as efficacy is a determination that is within the sole authority of the FDA or equivalent foreign regulator. You should identify the primary endpoints and may indicate that you will be assessing the achievement of such endpoints.

Response:  In response to the Staff’s comment, the Company has revised its disclosure to remove reference to “complete response” on pages 100 and 107 of the Amendment and to provide additional detail on the design of its ongoing and planned clinical trials, including indications of efficacy. The Company has also added disclosure on page 116 of the Amendment to explain the meaning of “response rate” and “complete response rate” in the third-party clinical trials described therein.

In response to the Staff’s comment with respect to preliminary efficacy, the Company has revised the disclosure on pages 2, 100, 107, and 111 of the Amendment. That these are “efficacy” endpoints is confirmed by their reference as such in the clinical trial protocol currently approved by the MHRA and under which our Phase 1/2 clinical trial is currently ongoing in the United Kingdom.

10.                               Please revise your characterization of the Amgen clinical trial in melanoma patients to discuss the data from the trial, rather than drawing conclusions from the results.

Response:  In response to the Staff’s comment, the Company has revised the characterization of the Amgen clinical trial on page 100 of the Amendment to state the results of the trial, rather than drawing conclusions, as follows:

“We believe that this is strongly supported by the results of a randomized, controlled Phase 2 clinical trial conducted by Amgen in melanoma patients, in which the combination of T-Vec with ipilimumab anti-CTLA-4 immune checkpoint blockade therapy gave a response rate (meaning the observed measurement of the reduction in tumor size per the protocol) of 38% compared to 18% for ipilimumab therapy alone.”

The Company continues to be believe that it is appropriate to state its belief about the support these data provide for its view of the effect of oncolytic immunotherapy treatments.

Our Immulytic platform, page 104

11.                               We reference your disclosure on page 107 on prior trial results, including trial results from T-Vec in combination with ipilimumab, which were “highly statistically significant.” To provide context, please expand your disclosure to provide information regarding the trials, including the phase of the trials, the number of patients tested, duration of the trials, and endpoints, as well as an explanation of the term

U.S. Securities and Exchange Commission

June 11, 2018

“statistically significant,” and how it relates to the FDA’s evidentiary standards of efficacy.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Amendment to include information regarding the T-Vec trial and to clarify statistical significance of those results, as follows:

“In that randomized Phase 2 clinical trial, T-Vec was tested in combination with ipilimumab compared to treatment with ipilimumab alone in 198 melanoma patients. The primary endpoint of the study was objective response rate. The combination of T-Vec and ipilimumab gave an objective response rate (meaning the observed measurement of the reduction in tumor size per the protocol) of 38% compared to 18% with ipilimumab alone (p=.002), which was concluded to be highly statistically significant. No significant increase in toxicity was observed.”

Intellectual Property, page 120

12.                               Please revise your disclosure to discuss the type of protection being sought in your applications (e.g., composition of matter, use).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 121 of the Amendment to state the type of protection sought in each application.

Manufacturing, page 122

13.                               Please revise your disclosure to discuss the material terms of your collaboration agreement with BristolMyers Squbb, including a description of each party’s rights and obligations under your agreement, a quantification of any payment obligations, the contract term and any termination provisions. Please also file the agreement as an exhibit or provide us with an analysis supporting a determination that you are not required to file it as an exhibit. If your agreement is limited to BMS supplying you with nivolumab in exchange for payments for the materials, then please revise the disclosure throughout the registration statement to reference the agreement as a supply agreement, rather than a collaboration agreement.

Response:  In response to the Staff’s comment, the Company has added a disclosure on page 124 of the Amendment to include a description of the commercial agreement with Bristol-Myers Squibb Company as follows:

“On February 26, 2018, we entered into a Clinical Trial Collaboration and Supply Agreement with BMS. Pursuant to the agreement, BMS will provide to us, at no cost, nivolumab, its anti-PD-1 monoclonal antibody, for use in combination with RP1 in our ongoing Phase 1/2 clinical trial. Under the agreement, we will sponsor, fund and

U.S. Securities and Exchange Commission

June 11, 2018

conduct the clinical trial in accordance with an agreed-upon protocol. Under the agreement, BMS has granted us a non-exclusive, non-transferrable, royalty-free license (with a right to sublicense) under its intellectual property to use nivolumab in the clinical trial and has agreed to manufacture and supply nivolumab, at its cost and for no charge to us, for use in the clinical trial. Both parties will own any study data produced in the clinical trial, other than study data related solely to nivolumab, which will belong solely to BMS or study data related solely to RP1, which will belong solely to us.

Unless earlier terminated, the agreement will remain in effect until (a) the completion of the clinical trial, (b) all related clinical trial data have been delivered to both parties and (c) the completion of any statistical analyses and bioanalyses contemplated by the clinical trial protocol or any analysis otherwise agreed upon by the parties. The agreement may be terminated by either party (i) in the event of an uncured material breach by the other party, (ii) in the event the other party is insolvent or in bankruptcy proceedings or (iii) for safety reasons. Upon termination, the licenses granted to us to use nivolumab in the clinical trial will terminate. The agreement contains representations, warranties, undertakings and indemnities customary for a transaction of this nature.”

In addition, the Company respectfully notes that it will file the BMS agreement as an exhibit to a future amendment to the Registration Statement.

14.                               We note your risk factor disclosure indicating that shortages of key raw materials may result in delays or the inability to meet demand. Please expand your disclosure to discuss the sources and availability of the raw materials for your product candidates, including the strain of virus you use. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has added a disclosure on page 123 of the Amendment to discuss the source and availability of raw materials as follows:

“To date, our third-party contract manufacturer in Europe has been responsible for sourcing raw materials for use in the manufacture, in accordance with cGMP, of our product candidates for use in our planned early clinical trials. We currently use foetal bovine sera, a commonly used growth supplement, in the initial growth of the mammalian cells used in the production of our viral product candidates and a recombinant human protein to increase the stability of our drug formulation. We are in the process of developing our raw material supply chain for our product candidates as part of the process of establishing our own manufacturing facility and intend to enter into commercial supply, collaboration or similar agreements prior to conducting advanced clinical trials.”

U.S. Securities and Exchange Commission

June 11, 2018

Notes to Consolidated Financial Statements

4. Short-term investments, page F-21

15.                               Please reconcile the $8.8 million fair value of your corporate debt securities as of December 31, 2017 as presented on page F-21 with the $13.3 million fair value disclosed on page F-20.

Response:  In response to the Staff’s comments, the Company respectfully notes that the $13.3 million reflected on page F-20 represented all corporate debt securities, inclusive of $4.5 million of corporate debt securities that were scheduled to mature in less than 90 days and was therefore included in cash and cash equivalents. The $8.8 million of short-term corporate debt securities reflected on page F-21 was exclusive of the amount included in cash and cash equivalents.  The Company further notes that as of March 31, 2018, the corporate debt securities included in cash and cash equivalents matured and therefore the figures on pages F-20 and F-21 of the Amendment are the same.

General

16.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any additional graphical, visual or photographic information in the printed prospectus. If, following the date of this letter, the Company determines to include additional graphical, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to their use.

U.S. Securities and Exchange Commission

June 11, 2018

Thank you for your prompt attention to the Company’s response to the Staff’s comments.  Please contact me at +44.20.3201.5690 or Gitte Blanchet at 617.951.8211 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Timothy J. Corbett
Timothy J. Corbett

cc:                                Philip Astley-Sparke, Replimune Group, Inc.

Gitte J. Blanchet, Morgan, Lewis & Bockius LLP

William V. Fogg, Cravath, Swaine & Moore LLP

Johnny G. Skumpija, Cravath, Swaine & Moore LLP